EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 13, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) reports that at its annual general and special meeting (the “AGSM”) held on June 13, 2019, MAG’s Shareholders approved by majority: to reduce the size of the board to seven; to elect all seven directors standing for re-election; to re-appoint Deloitte LLP as the Company’s auditor; to approve the continuation of the Shareholder Rights Plan; and the Company’s approach to executive compensation.

Detailed results of the votes held by ballot at the AGSM are set out below along with the votes in regards to Say on Pay.

Nominee	Total Votes Cast	Total Votes Cast For	Votes Withheld	% For	% Withheld
Peter D. Barnes	60,646,925	60,438,431	208,494	99.66	0.34
Richard P. Clark	60,646,925	58,469,258	2,177,667	96.41	3.59
Jill D. Leversage	60,646,925	60,465,676	181,249	99.70	0.30
Daniel T. MacInnis	60,646,925	60,296,702	350,223	99.42	0.58
George N. Paspalas	60,646,925	60,616,705	30,220	99.95	0.05
Jonathan A. Rubenstein	60,646,925	60,451,106	195,819	99.68	0.32
Derek C. White	60,646,925	60,049,494	597,431	99.01	0.99

	Total Votes Cast	Total Votes Cast For	Total Votes Cast Against	% For	% Against
Shareholder Rights Plan	60,646,925	42,669,326	17,977,599	70.36	29.64

	Total Votes Cast	Total Votes Cast For	Total Votes Cast Against	% For	% Against
Say on Pay	60,646,925	58,697,932	1,948,993	96.77	3.23

On behalf of the Board, George Paspalas, President and CEO of MAG, extends his thanks to the Shareholders of the Company for their continued support and to Richard Colterjohn for his untiring commitment and longstanding directorship.

About MAG Silver Corp. (www.magsilver.com)
MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.
“George Paspalas”
President & CEO

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com(604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.